Exhibit 99.1

News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Implements Immediate Cost Reductions
 Announces New Orders for Telefónica’s TRAC Project
Selected by Teleunit for Ongoing Network Expansion in Italy

MONTREAL, January 26, 2005 - SR Telecom™ Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it is taking immediate steps to reduce its costs in order to align them with current levels of business activity. As previously announced, the Company expects that its results for the first quarter of fiscal 2005 will be impacted by a reduction in the availability of supplier credit, which in turn has slowed raw material purchases and production. As a consequence, the Company has laid-off 127 employees on a temporary basis. The Company expects to recall employees as soon as production returns to normal volumes. SR Telecom now employs 383 people worldwide in its core wireless operations.

New Orders for Telefónica’s TRAC Project
SR Telecom also announced today that is has received a follow-on order for 15 angel™ base stations from Siemens for the ongoing Telefónica TRAC project. Telefónica, a leading international telecommunications operator, selected angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain. The TRAC initiative will deliver high quality voice and high-speed data to suburban and rural areas throughout the country. To date,  SR Telecom has received purchase orders for 72 base stations. The entire TRAC project calls for approximately 450 base stations.

Deliveries of the current order for 15 base stations are scheduled to commence immediately and be completed during the first quarter of fiscal 2005.

airstar™ Selected for ongoing Network Expansion in Italy
SR Telecom further announced that its airstar product has been selected by Teleunit S.p.A, a major Italian telecommunications operator, for an expansion of its Broadband Fixed Wireless Access deployment in the Tuscany region. The total value of the current phase of this project, which marks the first extension of Teleunit’s initial roll-out of airstar systems, is approximately CDN$1.2 million. Further expansions of the WLL infrastructure in the Tuscany and Marche regions in Central Italy are expected to take place throughout 2005.

Since 2002, Teleunit has been deploying airstar to offer its business users toll-quality voice and high-speed data services. The systems are supplied to Teleunit by IBM Global Services, the system integrator, which is also providing maintenance services for the Wireless Local Loop (WLL) infrastructure. Additionally, Teleunit is working within the IBM PartnerWorld network to address the Small and Medium Enterprise market in Central Italy.

“With its airstar product, SR Telecom provides us with a strong technological partner for our WLL deployment,” said Gianfranco Cimica, Teleunit’s Chief Executive Officer. “The airstar solution enables Teleunit to meet our customers’ ever-growing need for efficient and reliable voice and high-speed data services.”

“We are very pleased to support Teleunit in the expansion of its broadband network to additional key regions in Italy, where airstar is the leading solution. We are also delighted to be partnering with the system integrator, IBM Global Services, and we look forward to participating in the continuing roll-out of the network,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer.

1 SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

About angel
angel is a premier next generation Broadband Fixed Wireless Access product that combines the most advanced multiplexing (OFDM), Transmission (Non Line of Sight-NLOS), and modulation (QAM) technologies to deliver DSL-equivalent data rates and carrier-class voice services within significantly less radio frequency spectrum than other solutions. Additionally, angel's extensive network management capabilities optimize deployability and operability. Developed in close collaboration with a large service provider, angel boosts subscriber coverage to levels that can exceed 95% of a service provider’s target market area, and remains cost effective in even the smallest applications.

About airstar
airstar is a high-capacity, carrier-class broadband fixed wireless access solution designed to solve the last-mile bottleneck. It is deployed quickly and economically handles a wide range of communication services for businesses and mobile backhaul. airstar delivers a vast range of applications and services, provide bandwidth-on-demand, and allows for over-subscription of available spectrum.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release contains information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, the impact of advances in wireless technology, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results and that such differences may be significant. The Company expressly disclaims any obligation to update any forward-looking information.

SR TELECOM, ANGEL and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783